Via EDGAR

January 31, 2014

Mr. Kevin R. Woody
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    SEC Comment Letter regarding Dynex Capital, Inc.
Form 10-K for the year ended December 31, 2012 filed March 8, 2013
File No. 001-09819

Dear Mr. Woody:

As requested, we are responding to the comments included in your letter to me dated January 17, 2014. For your reference, we have included each of your comments in this letter in italics followed by our response to the comment.

For purposes of this letter, the “Company” refers to Dynex Capital, Inc. and its consolidated subsidiaries.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 - Summary of Significant Accounting Policies

Investments, page F-11

1.
We have reviewed your response to comment 4. We note you indicate that some of your Non-Agency MBS were purchased at substantial discounts to their par values. To the extent Non-Agency MBS purchased at substantial discounts are significant please expand your disclosures in future filings to also present a table with a breakdown of your Non-Agency MBS portfolio to include the following information. The categorization determination date for this table is the date of acquisition.

▪	Amount purchased at or near par

▪
Amount purchased at a substantial discount broken down by rating (i.e. AA or above, below AA, or split rating). For split ratings, please summarize the ratings category break down (e.g. an individual MBS had one rating of AA and one rating of AAA, B+, etc.).

The Company acknowledges the Staff's comment.

In its future filings, to the extent the Company has significant amounts of Non-Agency MBS purchased at substantial discounts, the Company will expand its disclosures to distinguish between the amount of its Non-Agency MBS purchased at or near par and the amount purchased at a substantial discount, broken down by credit rating.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In you have any additional questions or comments, you may reach me at (804) 217-5837 or Jeffrey L. Childress, Controller, at (804) 217-5854.

Yours very truly,

/s/ Stephen J. Benedetti

Stephen J. Benedetti
Executive Vice President, Chief Operating
Officer and Chief Financial Officer